

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2012

Via E-Mail
Jonathan Oringer
Chief Executive Officer
Shutterstock, Inc.
60 Broad Street, 30th Floor
New York, NY 10004

> **Re:** **Shutterstock, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed September 27, 2012**
> **File No. 333-181376**

Dear Mr. Oringer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Consolidated Historical and Unaudited Pro Forma Financial Data, page 9

1.   We note your added disclosure in response to prior comment 1 of our letter dated September 14, 2012. However, it does not appear that the shares you disclose in note (3) on page 11 reconcile to the total weighted average shares outstanding used to compute pro forma as adjusted net income per share of common stock. Please provide a complete reconciliation of these shares, or cross reference to a reconciliation provided elsewhere in the registration statement.

Unaudited Pro Forma Financial Statements

Notes to the Unaudited Pro Forma Financial Statements

Note (i), page 49

2.   We note your response to prior comment 3 of our letter dated September 25, 2012 that for the income statement periods presented, the profits interest charge recorded in the income statement is greater than the pro forma restricted stock charge and, as a result, a pro forma credit adjustment to the income statement is reflected. Please clarify why the restricted stock charge is lower than the profits interest charge. In this regard, we note your disclosure on page 46 that this relates to a modification of the award. Please tell us the authoritative accounting guidance you have followed in accounting for this modification, and why it is appropriate to recognize a reduction in compensation expense. Further, tell us what consideration you gave to disclosing the accounting guidance you are following.

Basic and Diluted Pro Forma as Adjusted Net Income Per Share of Common Stock, page 50

3.   We note your added disclosure in response to prior comment 4 of our letter dated September 25, 2012. Please provide us with the computation supporting the vesting of restricted stock totaling 8,668 shares and 2,900 shares on a weighted average basis as disclosed in the second and third paragraphs on page 51. Please also tell us how the 112,240 shares described in subsection (iii) on page 51 are included in your weighted average shares of common stock outstanding basic and clarify your disclosures accordingly.

Critical Accounting Policies

Equity-Based Compensation

Common Stock Valuations, page 76

4.   We note your response to prior comment 11 of our letter dated July 20, 2012 and your added disclosure on page 81 that you believe the difference between the fair value of your common stock on the most recent VAR grant date and the anticipated offering price range reflects a standard market discount for an initial public offering. Please clarify your disclosure to further describe what this discount represents; what assumptions it incorporates regarding market, industry or company factors and please clarify why the factors and assumptions that determined this discount were not also reflected in your

most recent common stock valuation performed on September 17, 2012.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(2) Unaudited Pro Forma Financial Information, page F-18

5. We note that your unaudited pro forma balance sheet as of June 30, 2012 gives effect to the cash received and liability incurred in connection with your term loan facility. Please tell us why it is appropriate to include this adjustment alongside your historical balance sheet. We refer you to paragraph 3430 of the SEC Division of Corporation Finance Reporting Manual.

6. We note that it appears that your unaudited pro forma balance sheet reflects a reduction in cash to reflect distributions declared and paid after June 30, 2012. Please tell us why it is appropriate to reflect this distribution as a reduction of cash. In this regard, we also note that your disclosure on page F-19 indicates that this adjustment was reflected as a distribution payable. We refer you to paragraph 3420.1 of the SEC Division of Corporation Finance Reporting Manual.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief

cc: Via E-Mail
      David Ruff, Esq.
      Orrick, Herrington & Sutcliffe LLP